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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                   FORM 8-A/A

                                 Amendment No. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            SLM Holding Corporation
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               (Exact Name of Registrant as Specified in Charter)



               Delaware                                52-2013874
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(State of Incorporation or Organization)       (IRS Employer Identification No.)


 11600 Sallie Mae Drive, Reston, VA                       20193
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(Address of Principal Executive Offices)                (Zip Code)



If this form relates to the               If this form relates to the
registration of a class of securities     registration of a class of securities
pursuant to Section 12(b) of the          pursuant to Section 12(g) of the
Exchange Act and is effective pursuant    Exchange Act and is effective pursuant
to General Instruction A.(c), please      to General Instruction A.(d), please
check the following box. |X|              check the following box. |_|



Securities Act registration statement file number to which this form relates: N/A


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                              Name of each exchange on which
to be so registered                              each class is to be registered
-------------------                              -------------------------------

Common Stock, par value $.20 per share           New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)


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                                EXPLANATORY NOTE

       This Amendment No. 1 to our Form 8-A amends and restates Item 1 in plain English.

                                      * * *

       Item 1 is amended and restated as follows:

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The statements in Item 1 about provisions of the Delaware General Corporation Law, our certificate of incorporation and our by-laws are brief summaries. They are not complete and are qualified by reference to appropriate document.

       General

         Our authorized capital stock is 250,000,000 shares of common stock, $.20 par value, and 20,000,000 shares of preferred stock, no par value. As of June 30, 1999, 160,907,908 shares of our common stock and no shares of our preferred stock were outstanding.

       Common Stock

       Voting; Cumulative Voting. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, except that they may cumulate votes in the election of directors. Under cumulative voting, each share of stock entitled to vote in an election of directors has the number of votes equal to the number of directors to be elected. A stockholder may cast all of his or her votes for a single candidate or may allocate his or her votes among as many candidates as he or she chooses.

       Dividends; Distributions; No Preemptive Rights.  Holders of common stock:

- have equal and ratable rights to dividends from legally available funds when, as and if our board declares them, subject to any rights of the holders of our preferred stock;
- are entitled to share ratably in any distribution to holders of common stock upon liquidation, after payment in full of all creditors, subject to any rights of the holders of preferred stock, and
-      do not have preemptive rights.

       Our common stock is not redeemable or convertible. All outstanding shares our common stock are fully paid and non-assessable.


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       SPECIAL MEETINGS OF STOCKHOLDERS. Under our by-laws, a special meeting of stockholders may be called:

         - by our secretary upon the direction of either our chairman of the board or chief executive officer (if the chief executive officer is a member of the board); or

         - upon the written request of either a majority of our board of directors or the holders of one-third of our then-outstanding capital stock entitled to vote in election of directors.

         Under our certificate of incorporation, our board does not have the authority to repeal the right of our stockholders to call a special meeting.

         Action By Written Consent Of Stockholders. Our certificate of incorporation allows any action required to be taken at any annual or special meeting of stockholders, or any action that may be taken at any annual or special meeting of stockholders, to be taken without a meeting, without prior notice and without a vote. In order for action to be so taken:

         - a consent or consents in writing, setting forth the action so taken, must be signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted; and

         - the consent or consents must be delivered to us by delivery to our registered office or principal place of business, or to an officer or director having custody of the book in which proceedings of meetings of stockholders are recorded.

         Number of Directors; Terms of Office of Directors; Affiliation and Independence of Directors. Our certificate of incorporation provides that our board consists of fifteen members, and that any action to increase or decrease the size of the board requires stockholder approval. Our certificate of incorporation also provides that stockholders elect all of the members of our board at each annual meeting.

         Under our by-laws, no person who is an employee of a firm that directly competes against us or one of our affiliates may be nominated to serve as a director. In addition, a majority of our board, a majority of the executive committee of the board and all of some board committees must be comprised of "independent" directors. For these purposes, a director would not be deemed "independent" if he or she:

         - is or has been employed by us or one of our affiliates in an executive capacity;

         - is an employee or owner of a firm that is one of our paid advisers or consultants or one of our affiliates' paid advisers or consultants;

         - is employed by one of our significant customers or suppliers;

         - has a personal services contract with us or one of our affiliates;



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         - is employed by a foundation or university that receives significant grants or endowments from us or one of our affiliates;

         - is a relative of one of our executives or one of our affiliates' executives; or
         - is part of an interlocking directorate in which one of our executive officers serves on the board of another corporation that employs the director.

         Removal of Directors; Vacancies on the Board of Directors. Under our certificate of incorporation, a director may be removed by the affirmative vote of the holders of a majority of our then-outstanding stock entitled to vote at an election of directors. In the event that less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted.

         Under our certificate of incorporation, any vacancy on our board, regardless of whether resulting from death, resignation, retirement, disqualification, removal from office or otherwise, may be filled only by vote of stockholders.

         Limitations on Director Liability. Our certificate of incorporation and by-laws limit our directors' liability to the extent permitted under Delaware law. Under Delaware law, a corporation may include in its certificate of incorporation a provision eliminating or limiting the liability of a director to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, but that provision may not eliminate or limit the liability of a director:
         - for any breach of the director's duty of loyalty to the corporation or its stockholders;

         - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

         - for specified acts concerning unlawful payment of dividends or stock purchases or redemptions under Section 174 of the Delaware General Corporation Law; or

         - for any transaction from which a director derived an improper personal benefit.

         Indemnification. Our by-laws provide for indemnification of our officers and directors to the fullest extent permitted under Delaware law. Under Delaware law, a corporation may indemnify its officers, directors and some others against any liability incurred in any civil, criminal, administrative or investigative proceeding if the individuals acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful.

         In addition, under Delaware law, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding

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referred to above or in defense of any claim, issue or matter in such a proceeding, he or she must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the proceeding, claim, issue or matter.

         Amendment of Certificate of Incorporation. Under our certificate of incorporation, an amendment to our certificate of incorporation must be authorized by our board and generally must be approved by holders of the majority of all outstanding shares entitled to vote on the amendment at a meeting of stockholders.

         Amendment of By-Laws. Subject to some exceptions for important stockholder rights provisions, our certificate of incorporation expressly provides that directors have concurrent power with our stockholders to make, alter, amend, change, add to or repeal our by-laws.

         Anti-Takeover Laws. Under our certificate of incorporation, we have elected not to be governed by Section 203 of the Delaware General Corporation Law, which is Delaware's elective "business combination statute."

         If a publicly held Delaware corporation elects to be governed by
Section 203, this statute generally prohibits it from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

         - the business combination is approved by the company's board of directors before the date of the transaction;

         - the shareholder owns at least 85% of the outstanding stock upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder; or

         - on or after that date, the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the"interested shareholder."

         A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock.
Section 203 expressly provides that a corporation's shareholders may, by a vote of a majority of the outstanding shares, adopt an amendment to the by-laws or certificate of incorporation electing not to be governed by Section 203. This amendment would become effective twelve months after adoption and would not be subject to amendment by the corporation's board of directors, and would not apply to a business combination with a person who became an interested shareholder prior to its adoption.

         "Greenmail" Payments; "Poison Pills". Our certificate of incorporation prohibits "greenmail" payments unless approved by the affirmative vote of not less than a majority of all outstanding shares. Payments made in tender offers to all stockholders or in odd-lot tender offers are


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not deemed to be "greenmail" payments. Under our certificate of incorporation, any "poison pill" is subject to stockholder approval and may be redeemed by our stockholders.

         Dissenters' Rights. Under Delaware law, stockholders are entitled to demand appraisal of their shares in the case of mergers or consolidations, except where:

         - they are stockholders of the surviving company and the merger did not require their approval under the Delaware General Corporation Law; or

         - the shares are either listed on a national securities exchange or NASDAQ or held of record by more than 2,000 stockholders.

         But appraisal rights are available in either case above if the stockholders are required by the terms of the merger or consolidation to accept any consideration other than:

         - stock of the entity surviving or resulting from the merger or consolidation;

         - shares of stock of another entity that are either listed on a national securities exchange or NASDAQ or held of record by more than 2,000 stockholders;

         - cash in lieu of fractional shares; or

         - any combination of these.

         Appraisal rights are not available in the case of a sale, lease, exchange or other disposition by a corporation of all or substantially all of its property and assets, nor in the case of a merger of a parent corporation and one or more of its subsidiaries when the parent corporation owns at least 90% of the outstanding shares of each class of stock of all of these subsidiaries.

         Preferred Stock

         Our board may provide for us to issue preferred stock in one or more classes or series, and may fix for each class or series voting powers, full or limited, or no voting powers, and designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of these rights, as are stated and expressed in the resolution or resolutions adopted by the board providing for the issuance of that class or series. This includes the authority to provide in the resolution or resolutions that any class or series may be:

         - subject to redemption at a stated time or times and at a stated price or prices;

         - entitled to receive dividends (which may be cumulative or non-cumulative) at the rates, on the conditions and at stated times, and payable in preference to, or in the relation to, the dividends payable on any other class or classes or any other series;

         - entitled to the rights upon our dissolution, or upon any distribution of our assets; or

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         - convertible into, or exchangeable for, shares of any other class or classes of our stock, or of any other series of the same or any other class or classes of our stock, at a stated price or prices or at stated rates of exchange and with adjustments all as stated in the resolution or resolutions providing for the issuance of that class or series. The shares of any series of preferred stock will be, when issued, fully paid and nonassessable.

         Warrants

         Pursuant to the Student Loan Marketing Association Reorganization Act of 1996, we were required to issue warrants to purchase 1,942,552 shares (after giving effect to a 7 for 2 stock split effected on January 2, 1998) of our common stock to the D.C. Financial Control Board. These warrants, which are transferable, are exercisable at any time prior to September 30, 2008 at $20.69 per share. This provision was part of the terms negotiated with the Administration and Congress as consideration for Sallie Mae's privatization.

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                 SLM HOLDING CORPORATION



Date:  July 22, 1999                             By:  /S/ ALBERT L. LORD
                                                     ---------------------------
                                                     Albert L. Lord
                                                     Chief Executive Officer

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